UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	333-68008
CUSIP NUMBER	67090R 100

(Check One): [   ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q [ ] Form N-SAR

For Period Ended:  January 31, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

NUVILEX, INC.

Full Name of Registrant

N/A

Former Name if Applicable

12510 Prosperity Blvd., Suite #310

Address of Principal Executive Office (Street and Number)

Silver Spring, MD 20904

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unfortunately unable to file its quarterly report on Form 10-Q within the prescribed time period because the Registrant recently changed auditors on February 10, 2012. Having joined a new auditing firm, Nuvilex has had logistic and methodological issues to address, Nuvilex has also been extensively immersed in financing activities necessary toward moving the company forward, and was as a result unable to provide its auditors with all of the information necessary to enable the auditors to complete the review for the quarter ended January 31, 2012, prior to the March 16, 2012 deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dr. Robert F. Ryan	(240) 696-6859
Name	(Area Code) (telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

It is anticipated that significant strides have occurred as a result of operations from the corresponding period for the last fiscal quarter that will be reflected by the earnings statements which will be included in the upcoming subject report to be filed for quarter ended January 31, 2012.  Material and infrastructural changes have occurred which have led to valuable changes in the Company to be reflected in our 10-Q for the quarter ended January 31, 2012 as the Business has been completely advanced and moved forward since the last 10-Q filing.  Furthermore, significant advances have taken place regarding prior year encumbrances as significant events since the end of the quarter that will provide indications as to the improving financial health of the company and the substantial effort of many people to aid Nuvilex in its present and future development.

NUVILEX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 19, 2012

By:

/s/ Robert F. Ryan

Robert F. Ryan, M.S., Ph.D.

President and Chief Executive Officer

(Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION________________________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)